Skadden, Arps, Slate, Meagher & Flom llp
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May 24, 2007	BEIJING
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Mr. John M. Ganley	TOKYO
Securities and Exchange Commission	TORONTO
100 F Street, NE
Washington, DC 20549

RE:          Advent/Claymore Global Convertible Securities & Income
Fund (File Nos. 333-140951 and 811-22022)

Mr. Ganley:

As previously discussed, this letter confirms that the Fund will delete the section entitled “Performance Related and Comparative Information” from the definitive Statement of Additional Information, which the Fund intends to file pursuant to Rule 497(h) on or about May 25, 2007.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.

Sincerely,

/s/ Thomas A. Hale
Thomas A. Hale